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                            January 3, 2024

       Jonathan Lock
       Senior Vice President, Chief Financial Officer
       Chemours Co
       1007 Market Street
       Wilmington, Delaware 19801

                                                        Re: Chemours Co
                                                            Form 10-K for
Fiscal Year ended December 31, 2022
                                                            Form 8-K Filed
February 9, 2023
                                                            Response dated
December 22, 2023
                                                            File No. 001-36794

       Dear Jonathan Lock:

              We have reviewed your December 22, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 13, 2023 letter.

       Form 8-K Filed February 9, 2023

       Exhibit 99.1

   1. We note your response to prior comment 2 regarding your presentation of adjusted
                                                        EBITDA margin only at
the segment level as your segment profit measure. However, we note within the Segment
Financial and Operating Data section of your earnings press
                                                        releases that you
include the presentation of adjusted EBITDA margin at the consolidated level. As such, we
continue to request that you present the most directly comparable financial measure or
measures calculated and presented in accordance with US GAAP in accordance with Item
10(e)(1)(i)(A) of S-K.
 Jonathan Lock
Chemours Co
January 3, 2024
Page 2

       Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,
FirstName LastNameJonathan Lock
                                                         Division of
Corporation Finance
Comapany NameChemours Co
                                                         Office of Industrial
Applications and
January 3, 2024 Page 2                                   Services
FirstName LastName